Filed pursuant to Rule 424(b)(5)

Registration No. 333-199909

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion, December 1, 2015

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 12, 2014)

$

Wisconsin Public Service Corporation

Senior Notes,       % Series Due                  , 20

We will pay interest on the notes semi-annually in arrears on                and               of each year, beginning             , 2016. The notes will be issued only in denominations of $1,000 and multiples of $1,000. We may, at our option, redeem some or all of the notes at any time prior to maturity at the make-whole redemption price discussed under the caption “Description of the Notes – Redemption at Our Option.”

The notes will be unsecured and will rank equally with all of our other unsecured and unsubordinated debt and other obligations from time to time outstanding. The notes will not be secured by a pledge of first mortgage bonds or any other collateral.

Investing in the notes involves certain risks. See “Risk Factors” on page S-5 of this prospectus supplement.

We do not intend to apply for listing of the notes on any securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public offering price (1)		%	$
Underwriting discount		%	$
Proceeds to us, before expenses		%	$

(1) Plus accrued interest, if any, from December    , 2015, if settlement occurs after that date.

The underwriters expect to deliver the notes in book-entry form only through The Depository Trust Company on or about December    , 2015.

Joint Book–Running Managers

MUFG Mizuho Securities	Wells Fargo Securities Scotiabank

Co-Managers

Ramirez & Co., Inc.	Drexel Hamilton

December     , 2015

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we file with the Securities and Exchange Commission (the “SEC”). We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of the notes in any jurisdiction which does not permit their offer or sale. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus we file with the SEC is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

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SUMMARY

In this prospectus supplement, unless the context requires otherwise, “the Company,” “we,” “us,” and “our” refer to Wisconsin Public Service Corporation, a Wisconsin corporation, and not to the underwriters.

The information below is only a summary of more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that is important to you or that you should consider before buying securities in this offering. Please read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, carefully.

Wisconsin Public Service Corporation

We are a Wisconsin corporation and began operations in 1883. On July 29, 2015, we became an indirect wholly-owned subsidiary of WEC Energy Group, Inc., following its acquisition of our parent company, Integrys Energy Group, Inc. (now known as Integrys Holding, Inc.). We are a regulated electric and natural gas utility company serving an approximate 12,000 square mile service territory in northeastern Wisconsin and an adjacent portion of Michigan’s Upper Peninsula. At December 31, 2014, we served approximately 450,000 regulated electric utility customers and approximately 326,000 regulated natural gas utility customers. We also provide wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities and municipal joint action agencies for resale. For a further discussion of our business and our corporate strategy, see our Annual Report on Form 10-K for the year ended December 31, 2014, as well as the other documents incorporated by reference.

Our principal executive offices are located at 700 North Adams Street, P.O. Box 19001, Green Bay, Wisconsin 54307-9001. Our telephone number is 800-450-7260.

Recent Developments

Redemption of First Mortgage Bonds and Preferred Stock

As of September 30, 2015, we had outstanding 511,882 shares of our preferred stock, cumulative, $100 par value per share, with an aggregate liquidation amount of approximately $51.2 million. In addition, we had outstanding $0.1 million of our First Mortgage Bonds, 7-1/8% Series, due July 1, 2023 (the “7-1/8% Series Bonds”) and $1,175.0 million aggregate principal amount of senior notes issued under our senior indenture (the “Existing Senior Notes”). As of September 30, 2015, all of the Existing Senior Notes were secured by a pledge of first mortgage bonds issued under our mortgage indenture (the “Collateral Bonds”).

On November 13, 2015, we redeemed all of our outstanding shares of preferred stock for a redemption price of approximately $52.8 million, plus accumulated and unpaid dividends. In addition, on November 13, 2015, we redeemed all of the outstanding 7-1/8% Series Bonds. The 7-1/8% Series Bonds were the last remaining series of first mortgage bonds outstanding under our mortgage indenture, other than the Collateral Bonds. Under the terms of the Existing Senior Notes, the “release date” was the date on which all of the first mortgage bonds issued under our mortgage indenture, other than the Collateral Bonds, were retired (at, before or after their maturities) through payment, redemption or otherwise, provided that no default or event of default under the senior indenture has occurred and is continuing. Accordingly, under the terms of the Existing Senior Notes, upon the redemption of the 7-1/8% Series Bonds on November 13, 2015, the release date occurred. On November 13, 2015, the senior trustee delivered to us for cancellation the Collateral Bonds and subsequently provided notice of the occurrence of the release date to all holders of the Existing Senior Notes. As of November 13, 2015, the Collateral Bonds ceased to secure the Existing Senior Notes, and the Existing Senior Notes became unsecured and unsubordinated obligations ranking equally with all our other unsecured and unsubordinated indebtedness and other obligations. The notes being offered hereby will be unsecured and unsubordinated obligations ranking equally with the Existing Senior Notes and all our other unsecured and unsubordinated indebtedness and other obligations. See “Description of the Senior Debt Securities – Security; Release Date” in the accompanying Prospectus.

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As a result of the foregoing, there are no longer any outstanding first mortgage bonds under our mortgage indenture and we have no other secured indebtedness. The Company has delivered to U.S. Bank National Association, the trustee under the mortgage indenture, a satisfaction and discharge which, pursuant to the terms of the mortgage indenture, effectively discharged the mortgage indenture. We are in the process of recording the satisfaction and discharge of the mortgage indenture in the appropriate jurisdictions to remove the lien of the mortgage indenture from our assets. We will not issue any additional first mortgage bonds under the mortgage indenture.

2016 Wisconsin Rate Case

As discussed in our quarterly report on Form 10-Q for the quarter ended September 30, 2015 in Note 11, Regulatory Environment, in the Notes to Condensed Consolidated Financial Statements, in April 2015 we initiated rate proceedings with the Public Service Commission of Wisconsin (“PSCW”).  At its November 19, 2015 open meeting, the PSCW discussed our request to adjust electric and natural gas rates.  We have not yet received a final written order from the PSCW.  At its open meeting, however, the PSCW directed its staff to prepare a written order approving the following rate adjustments:  (i) a retail electric rate decrease of $6.9 million (-0.68%) and (ii) a retail natural gas rate decrease of $6.0 million (-1.84%).  In addition, the PSCW indicated that our authorized return on equity would be 10.0%.

The PSCW also indicated that it would approve our request for a deferral of certain emission control costs above the approved amount for 2016.

The information and amounts discussed above are preliminary, are based upon the PSCW’s statements in its open meeting and are subject to receipt of a final written order from the PSCW.  See Note 11, Regulatory Environment, in the Notes to Condensed Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, or information disclosed under similar captions in the other documents we have incorporated by reference, for additional information.

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The Offering

Issuer	Wisconsin Public Service Corporation.

Notes Offered	$ of Senior Notes, % Series Due , 20 .

Interest	The notes will accrue interest at a rate of % per year from December , 2015 until maturity or earlier redemption, as the case may be.

Interest payment dates	and , beginning , 2016.

Redemption	We may redeem the notes in whole at any time, or in part from time to time, at a “make-whole” redemption price determined as described under “Description of the Notes – Redemption at Our Option.” We are not required to establish a sinking fund to retire the notes prior to maturity.

Ranking; Occurrence of Release Date	The notes are unsecured and unsubordinated and will rank equally with all our other unsecured and unsubordinated indebtedness and other obligations from time to time outstanding. The notes will not be secured by a pledge of first mortgage bonds or any other collateral. See “Recent Developments” above and “Description of the Notes – Ranking; Occurrence of Release Date” for additional information.

Covenants	The senior indenture governing the notes contains a covenant, which will apply to the notes, that will limit our ability to create liens on our assets or engage in certain sale-leaseback transactions. This covenant is subject to a number of important qualifications and limitations. See “Description of the Senior Debt Securities – Limitation on Liens” and “– Limitation on Sale and Lease-Back Transactions” in the accompanying prospectus.

Use of Proceeds	We will use the estimated $ million in net proceeds from this offering to repay short-term debt and for working capital and other corporate purposes. See “Use of Proceeds.”

Conflicts of Interest

Certain of the underwriters or their affiliates may hold a portion of the commercial paper that we intend to repay using the net proceeds of this offering. In such event, it is possible that one or more of the underwriters or their affiliates could receive at least 5% of the net proceeds of this offering. In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of the debentures in accordance with Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc., or “FINRA.” See “Underwriting — Conflicts of Interest” in this prospectus supplement.

Trustee	The trustee under the senior indenture (the “senior trustee”) is U.S. Bank National Association.

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Summary Financial Information

The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus.

Consolidated Income Statement and Related Information

of Wisconsin Public Service Corporation

	Year Ended December 31,										Nine Months Ended September 30,
(Dollars in Millions)	2010		2011		2012		2013		2014		2015(1)
											(unaudited)
Operating Revenues	$1,589.0		$1,563.1		$1,499.2		$1,579.3		$1,682.3		$1,146.1
Operating Income	255.0		235.4		224.2		240.0		258.4		202.6
Net Income	135.0		125.9		134.8		137.9		140.7		114.2
Ratio of earnings to fixed charges (2)	4.7	x	4.8	x	5.4	x	5.5	x	4.5	x	4.9	x

(1)	The results of operations for the nine months ended September 30, 2015, are not necessarily indicative of the results that may be expected for the entire 2015 fiscal year because of seasonal and other factors.

(2)	In computing the ratios, earnings represent income from continuing operations before federal and state income taxes and fixed charges, less undistributed earnings of less than 50% owned affiliates. Fixed charges represent interest expense, allowance for borrowed funds used during construction and the estimated interest component of rentals.

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RISK FACTORS

Investing in the notes involves risk. Please see the “Risk Factors” described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, along with the disclosure related to risk factors contained in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, financial results and the value of our securities.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS

We have included or may include statements in this prospectus supplement and the accompanying prospectus (including documents incorporated by reference) that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance may be forward-looking statements. Also, forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goals,” “guidance,” “intends,” “may,” “objectives,” “plans,” “possible,” “potential,” “projects,” “seeks,” “should,” “targets,” “will” or similar terms or variations of these terms.

We caution you that any forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements we have anticipated in the forward-looking statements.

In addition to the assumptions and other factors referred to specifically in connection with those statements, factors that could cause our actual results to differ materially from those contemplated in the forward-looking statements include factors we have described under the captions “Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, or under similar captions in the other documents we have incorporated by reference. Any forward-looking statement speaks only as of the date on which that statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which that statement is made.

USE OF PROCEEDS

We estimate the net proceeds to us from the offering to be approximately $        million, after deducting underwriting discounts and other offering expenses. In accordance with the order of the Public Service Commission of Wisconsin authorizing this offering, we intend to use the net proceeds from the offering to repay short-term debt and for working capital and other corporate purposes. The short-term debt we intend to repay was incurred to repay at maturity all of our $125 million aggregate principal amount of Senior Notes, 6.375% Series Due December 1, 2015, and for general working capital purposes.

At November 30, 2015, we had $212.4 million of short-term debt outstanding. The short-term debt that we intend to repay had a weighted average interest rate of approximately 0.29% and an average life of less than 30 days at November 30, 2015.

Pending disposition, we may temporarily invest any proceeds of the offering not required immediately for the intended purposes in U.S. governmental securities and other high quality U.S. securities.

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CAPITALIZATION

The table below shows our consolidated capitalization structure: (a) on an actual basis; and (b) on an adjusted basis to reflect the redemptions discussed in note (1) below. The information set forth below in the “As Adjusted” columns has not been adjusted to report the issuance of the notes offered hereby or the use of proceeds therefrom. See “Use of Proceeds” in this prospectus supplement.

	(Dollars in Millions)
	Amount	As Adjusted (1)	As Adjusted Percentage
Capitalization at September 30, 2015	(unaudited)
Short-Term Debt	$102.1	$155.0	5.5%
Long-Term Debt(2)	1,174.6	1,174.5	41.4%
Debt to Parent	3.0	3.0	0.1%
Preferred Stock	51.2	-	-
Common Stock Equity	1,505.6	1,505.6	53.0%
Total Capitalization	$2,836.5	$2,838.1	100.0%

(1)	Adjusted to reflect: (a) the redemption on November 13, 2015 of all of our outstanding preferred stock for a redemption price of approximately $52.8 million, plus accumulated and unpaid dividends; and (b) the redemption of the remaining $0.1 million outstanding principal amount of our First Mortgage Bonds, 7-1/8% Series, due July 1, 2023 for a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest. The redemptions were funded with the proceeds of commercial paper issuances. See “Description of the Notes – Ranking; Occurrence of the Release Date” for additional information.

(2)	Includes current maturities.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the notes set forth in the accompanying prospectus under “Description of Senior Debt Securities.”

General

We will issue the notes under a Trust Indenture dated as of December 1, 1998 between us and U.S. Bank National Association (successor to Firstar Bank Milwaukee, N.A., National Association), as trustee, as supplemented and amended by any supplemental indentures, which we refer to collectively in this prospectus supplement as the “senior indenture.” The notes will be our direct unsecured general obligations. See “Ranking; Occurrence of Release Date” for additional information.

The notes will bear interest at the rate of          % per year. Interest will accrue from December     , 2015, or from the most recent interest payment date to which interest has been paid or provided for. Interest payment dates will be             and        of each year, commencing on           , 2016. Interest will be payable to holders of record at the close of business on the 15th day (whether or not a business day) preceding each applicable interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The notes will mature on              , 20   .

The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Ranking; Occurrence of Release Date

At September 30, 2015, we had outstanding $0.1 million of our First Mortgage Bonds, 7-1/8% Series, due July 1, 2023 (the “7-1/8% Series Bonds”) and $1,175.0 million aggregate principal amount of senior notes issued

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under the senior indenture (the “Existing Senior Notes”). At September 30, 2015, all of the Existing Senior Notes were secured by a pledge of first mortgage bonds issued under our mortgage indenture (the “Collateral Bonds”).

On November 13, 2015, we redeemed all of the outstanding 7-1/8% Series Bonds. The 7-1/8% Series Bonds were the last remaining series of first mortgage bonds outstanding under our mortgage indenture, other than the Collateral Bonds. Under the terms of the Existing Senior Notes, the “release date” was the date on which all of the first mortgage bonds issued under our mortgage indenture, other than the Collateral Bonds, were retired (at, before or after their maturities) through payment, redemption or otherwise, provided that no default or event of default under the senior indenture has occurred and is continuing. Accordingly, under the terms of the Existing Senior Notes, upon the redemption of the 7-1/8% Series Bonds on November 13, 2015, the release date occurred. On November 13, 2015, the senior trustee delivered to us for cancellation the Collateral Bonds and subsequently provided notice of the occurrence of the release date to all holders of the Existing Senior Notes. As of November 13, 2015, the Collateral Bonds ceased to secure the Existing Senior Notes, and the Existing Senior Notes became unsecured and unsubordinated obligations ranking equally with all our other unsecured and unsubordinated indebtedness and other obligations. No substituted collateral bonds were issued. The notes being offered hereby will be unsecured and unsubordinated obligations ranking equally with the Existing Senior Notes and all our other unsecured and unsubordinated indebtedness and other obligations. See “Description of the Senior Debt Securities – Security; Release Date” in the accompanying Prospectus.

As a result of the foregoing, there are no longer any outstanding first mortgage bonds under our mortgage indenture and we have no other secured indebtedness. The Company has delivered to U.S. Bank National Association, the trustee under the mortgage indenture, a satisfaction and discharge which, pursuant to the terms of the mortgage indenture, effectively discharged the mortgage indenture. We are in the process of recording the satisfaction and discharge of the mortgage indenture in the appropriate jurisdictions to remove the lien of the mortgage indenture from our assets. We will not issue any additional first mortgage bonds under the mortgage indenture.

As a result of the occurrence of the release date and our election to cause the Existing Senior Notes to become general unsecured obligations and our election not to issue substituted collateral bonds, certain covenants and events of default have become applicable to the Existing Senior Notes and the notes being offered by this prospectus supplement. See “Description of the Senior Debt Securities – Limitations on Liens”, “– Limitation on Sale and Lease-Back Transactions” and “– Events of Default” in the accompanying prospectus.

Redemption at Our Option

We may redeem the notes at our option, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes which we redeem (exclusive of interest accrued to the date of redemption), discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the “treasury rate,” as defined below, plus         basis points, plus in each case accrued and unpaid interest to, but not including, the date of redemption.

“Treasury rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the “comparable treasury issue,” as defined below, assuming a price for the comparable treasury issue, expressed as a percentage of its principal amount, equal to the “comparable treasury price,” as defined below, for the redemption date.

“Comparable treasury issue” means the United States Treasury security or securities selected by an “independent investment banker,” as defined below, as having an actual or interpolated maturity comparable

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to the remaining term of the notes being redeemed that the independent investment banker would utilize, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Independent investment banker” means one of the “reference treasury dealers,” as defined below, appointed by the senior trustee after consultation with us.

“Comparable treasury price” means, with respect to any redemption date, (1) the average of the “reference treasury dealer quotations,” as defined below, for the redemption date, after excluding the highest and lowest reference treasury dealer quotations for the redemption date, or (2) if the senior trustee obtains fewer than four reference treasury dealer quotations, the average of all the quotations which the senior trustee obtains.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the senior trustee, of the bid and asked prices for the comparable treasury issue, expressed in each case as a percentage of its principal amount, quoted in writing to the senior trustee by the reference treasury dealer at 3:30 p.m. New York time on the third business day preceding the redemption date.

“Reference treasury dealer” means each of (i) Mizuho Securities USA Inc. and Scotia Capital (USA) Inc. or their respective successors or affiliates, (ii) a primary U.S. government securities dealer in the City of New York, New York (a “Primary Treasury Dealer”) selected by each of Mitsubishi UFJ Securities (USA), Inc. and Wells Fargo Securities, LLC and (iii) two other Primary Treasury Dealers selected by us. If any Reference Treasury Dealer shall cease to be a Primary Treasury Dealer, we will select another Primary Treasury Dealer which will be substituted for that dealer.

We will mail notice of any redemption at least 30 days, but not more than 45 days, before the redemption date to each holder of notes to be redeemed.

Unless we have deposited with the senior trustee, at the time of mailing of any notice of redemption, an amount in cash sufficient to redeem all of the notes called for redemption, the notice will state that it is subject to the receipt of the redemption moneys by the senior trustee before the redemption date, and the notice will be of no effect unless the moneys are so received, before that date.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

The notes have no sinking fund provisions.

Covenants

We will issue the notes under the senior indenture which contains covenants that, among other things, limit our ability to incur certain additional liens or engage in certain sale-leaseback transactions. These covenants are subject to termination upon defeasance and to certain significant exceptions described under “Description of the Senior Debt Securities – Limitations on Liens” and “– Limitation on Sale and Lease-Back Transactions” in the accompanying prospectus. Future series of securities issued under the senior indenture may or may not have different covenants.

The senior indenture provides that, in addition to the notes being offered hereby, other senior debt securities may be issued from time to time, in one or more series, under the senior indenture, without limitation as to aggregate principal amount. In addition, there is no requirement under the senior indenture that future issues of our debt securities be issued under the senior indenture.

Other

The notes will be subject to defeasance under the conditions described in the accompanying prospectus.

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We may from time to time without notice to, or the consent of, the holders of the notes, issue additional notes under the senior indenture having the same terms in all respects, except for the issue date, the public offering price and, if applicable, the initial interest payment date. Any such additional notes will be consolidated with and form a single series with the notes for all purposes, including, without limitation, waivers, amendments, redemptions and offers to purchase. In the event we issue additional notes of the same series, we will prepare a new offering memorandum or prospectus.

The senior indenture and the notes will be governed by, and construed under, the laws of the State of Wisconsin.

Book-Entry Only Issuance

The Depository Trust Company will act as securities depositary for the Senior Notes,       % Series Due                , 20  .  We will issue the notes only as fully-registered securities registered in the name of The Depository Trust Company’s partnership nominee, Cede & Co. (or such other nominee as may be designated by an authorized representative of The Depository Trust Company). We will deposit the notes with the senior trustee as custodian for The Depository Trust Company. We will issue one or more fully-registered global certificates representing the total aggregate principal amount of the notes.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the notes as represented by a global certificate.

For additional information relating to The Depository Trust Company and the book-entry issuance system, see “Description of the Senior Debt Securities – Book-Entry Securities” in the accompanying prospectus.

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Underwriting

General

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Mitsubishi UFJ Securities (USA), Inc., Wells Fargo Securities, LLC, Mizuho Securities USA Inc., and Scotia Capital (USA) Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of notes indicated in the following table:

Underwriter	Principal Amount of Notes
Mitsubishi UFJ Securities (USA), Inc.	$
Wells Fargo Securities, LLC
Mizuho Securities USA Inc.
Scotia Capital (USA) Inc.
Samuel A. Ramirez & Company, Inc.
Drexel Hamilton, LLC
Total	$

Associated Investment Services, Inc., a member of FINRA and subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to    % of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to    % of the principal amount of the notes. After the initial public offering of the notes, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the underwriting discounts that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by us
Per note		%

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes on the open market. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

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The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

The notes are a new issue of debt securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you as to the liquidity of the trading market for the notes.

We estimate that our total expenses for this offering, not including the underwriting discount, will be approximately $700,000.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have provided, currently provide, and may in the future provide, investment banking, commercial banking, advisory and other services for us and our affiliates, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters are lenders under our existing credit facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investment and securities activities may involve securities and instruments of Wisconsin Public Service Corporation and its affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of any of those liabilities.

Conflicts of Interest

Certain of the underwriters or their affiliates may hold a portion of the commercial paper that we intend to repay using the net proceeds of this offering. In such event, it is possible that one or more of the underwriters or their affiliates could receive at least 5% of the net proceeds of the offering, and in that case such underwriter would be deemed to have a conflict of interest under FINRA Rule 5121 (Public Offerings of Securities with Conflicts of Interest). In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of the notes in accordance with FINRA Rule 5121. If FINRA Rule 5121 is applicable, such underwriter would not be permitted to confirm a sale to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.

S-11

Legal Matters

Various legal matters in connection with the notes will be passed upon (a) for us by Troutman Sanders LLP, Atlanta, Georgia, and (b) for the underwriters by Hunton & Williams LLP, New York, New York. Joshua M. Erickson, Director – Legal Services – Corporate and Finance of Wisconsin Public Service Corporation, will pass upon the validity of the notes, as well as certain other legal matters, on our behalf. Mr. Erickson is the beneficial owner of less than 0.01% of WEC Energy Group’s common stock.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings (File No. 1-03016) are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. Please refer to “Where You Can Find More Information” in the accompanying prospectus. Any information referenced this way is considered to be part of the accompanying prospectus, and any information that we file later with the SEC will automatically update and supersede this information. At the date of this prospectus supplement, we incorporate by reference the following documents that we have filed with the SEC, and any future filings that we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act until we complete our sale of the securities to the public:

•	Our Annual Report on Form 10-K for the year ended December 31, 2014;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015; and

•	Our Current Reports on Form 8-K filed on June 29, 2015, October 14, 2015, October 16, 2015 and November 19, 2015.

Information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K will not be incorporated by reference into this prospectus supplement or the accompanying prospectus unless specifically stated otherwise. We will provide, at no cost, to each person, including any beneficial owner, to whom this prospectus supplement and the accompanying prospectus are delivered, a copy of any or all of the information that has been incorporated by reference into, but not delivered with, this prospectus supplement and the accompanying prospectus, upon written or oral request to us at:

Wisconsin Public Service Corporation

c/o: Susan H. Martin, Executive Vice President,

General Counsel and Corporate Secretary

231 West Michigan Street

Milwaukee, Wisconsin 53201

Telephone: (414) 221-2345

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PROSPECTUS

$500,000,000

Wisconsin Public Service Corporation

700 North Adams Street

P.O. Box 19001

Green Bay, Wisconsin 54307-9001

Senior Debt Securities

First Mortgage Bonds

__________________________

We intend to offer up to $500,000,000 of one or more series of our senior debt securities and/or our first mortgage bonds at such times and on such terms as we may determine in the light of market conditions and other factors. The specific designation, aggregate principal amount, purchase price, maturity, rate and time of payment of interest, and the redemption terms or other specific terms of the senior debt securities or first mortgage bonds will be set forth in an accompanying prospectus supplement, together with the terms of offering. See also “Description of the Senior Debt Securities” and “Description of the First Mortgage Bonds.”

If we issue senior debt securities, they will be secured by a pledge of first mortgage bonds issued under our mortgage indenture. This pledge will remain in effect so long as we have other first mortgage bonds outstanding. Upon the retirement of all other first mortgage bonds, the pledge will be released.

We may sell the senior debt securities and/or first mortgage bonds to or through underwriters and also may sell such securities directly to other purchasers or through agents. The prospectus supplement will set forth the names of any underwriters or agents involved in the sale of the securities, the nature of the underwriting arrangements, the principal amounts to be purchased by the underwriters and the compensation of the underwriters or agents.

This prospectus may not be used to sell any of these securities unless accompanied by a prospectus supplement.

See “Risk Factors” in the accompanying prospectus supplement or in such other document we refer you to in the accompanying prospectus supplement for a discussion of certain risks that prospective investors should consider before investing in our senior debt securities and/or our first mortgage bonds.

__________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

The date of this prospectus is December 12, 2014.

This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission. You should read this prospectus and any accompanying prospectus supplement together with the more detailed information regarding our company, our securities and our financial statements and notes to those statements that appear elsewhere in this prospectus or that we incorporate in this prospectus by reference.

You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus or any prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the prospectus or prospectus supplement, as applicable.

SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand the terms of our securities, you should carefully read this prospectus with the accompanying prospectus supplement. Together these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference into this prospectus and the accompanying prospectus supplement for information on us and our financial statements.

The Offering

Company	Wisconsin Public Service Corporation
Securities Being Offered	Not exceeding $500,000,000 of Senior Debt Securities and/or First Mortgage Bonds

The Company

Business	Regulated electric and natural gas utility
Service Area	Approximately 12,000 square miles in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan
Sources of Total Operating Revenues for the Year Ended December 31, 2013	78% Electric; 22% Natural Gas

Customers (approximate) at December 31, 2013	Electric-445,000; Natural Gas-323,000

Sources of Electric Supply in 2013	Owned Generation Units
	Coal	62.1%
	Wind	2.2%
	Hydroelectric	1.6%
	Natural gas, fuel oil and tire derived	11.0%
	Total owned	76.9%
	Purchased Power
	Nuclear	20.0%
	Natural gas	2.8%
	Hydroelectric	3.9%
	Wind	1.5%
	Other (including Midwest Independent Transmission System Operator, Inc.)	9.1%
	Total purchased power	37.3%
	Opportunity Sales	(14.2)%

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Ratios of Earnings to Fixed Charges (Unaudited) *

					Nine Months Ended
Year Ended December 31,					September 30,
2009	2010	2011	2012	2013	2014

4.2	4.7	4.8	5.4	5.5	4.7

______________

*	In computing the ratios, earnings represent income from continuing operations before federal and state income taxes and fixed charges, less undistributed earnings of less then 50% owned affiliates. Fixed charges represent interest expense, allowance for borrowed funds used during construction and the estimated interest component of rentals.

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Where You Can Find More Information

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public at the Commission’s web site at http://www.sec.gov.

We have filed with the Commission a Registration Statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is part of that registration statement, but does not contain all of the information contained in the registration statement or its exhibits, certain parts of which we have omitted in accordance with the rules and regulations of the Commission. For further information, you should refer to the registration statement and its exhibits. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Commission are not necessarily complete. You should refer to the copy of the document filed with the Commission for a more complete description of the matter involved.

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below (our File No. is 1-3016) and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2013, which was filed on February 28, 2014.

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2014, which were filed on May 2, August 7 and November 6, 2014, respectively.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Wisconsin Public Service Corporation

Attn: Secretary

200 East Randolph Street

Chicago, Illinois 60601-6207

(312) 240-4303

Our reports are also available on the website of our parent company, Integrys Energy Group, Inc., located at http://www.integrysgroup.com/investor/, and can be accessed by selecting “SEC Filings.”

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THE COMPANY

We are a wholly owned subsidiary of Integrys Energy Group, Inc. The senior debt securities and/or first mortgage bonds offered pursuant to this prospectus, however, are solely our obligations, and Integrys Energy Group is not obligated to make any payments of principal or interest on our securities.

We are a regulated electric and natural gas utility that generates electricity and distributes electricity and natural gas in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan. As of December 31, 2013, our regulated electric utility operations served approximately 445,000 residential, commercial and industrial, wholesale and other customers. Wholesale electric service is provided to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities and municipal joint action agencies. As of December 31, 2013, our regulated natural gas utility served approximately 323,000 residential, commercial and industrial, transportation and other customers. In 2013, electric revenues accounted for 78% of total revenues, while natural gas revenues accounted for 22% of total revenues. Retail revenues accounted for 88% of our 2013 total electric revenues, while wholesale revenues accounted for 12% of our 2013 total electric revenues. We were incorporated under the laws of the State of Wisconsin in 1883. Our executive offices are at 700 North Adams Street, P.O. Box 19001, Green Bay, Wisconsin 54307. Our telephone number is 800-450-7260.

The Public Service Commission of Wisconsin regulates our Wisconsin retail utility rates and service and any issuance of securities by us. The Michigan Public Service Commission regulates our Michigan retail utility rates and service. The Federal Energy Regulatory Commission regulates our wholesale electric rates, hydroelectric projects and certain other matters. We must also comply with mandatory electric system reliability standards developed by the North American Electric Reliability Corporation, the electric reliability organization certified by the Federal Energy Regulatory Commission. The Midwest Reliability Organization is responsible for the enforcement of the North American Electric Reliability Corporation’s standards for us. We are also subject to state and federal environmental regulation and to limited regulation by local authorities.

In June 2014, our parent company, Integrys Energy Group, entered into an Agreement and Plan of Merger with Wisconsin Energy Corporation. This transaction was approved unanimously by the Boards of Directors of both companies. It is subject to various approvals, including the approval of the shareholders of both companies, the Federal Energy Regulatory Commission, the Federal Communications Commission, the Public Service Commission of Wisconsin, and other regulatory commissions. The transaction also is subject to other customary closing conditions. The transaction is expected to close in the summer of 2015.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the senior debt securities and/or the first mortgage bonds to (i) refund outstanding short-term indebtedness, (ii) refund outstanding long-term debt and (iii) pay the cost of construction or acquisition of capital assets. Any remaining proceeds will be used for other general corporate utility purposes.

DESCRIPTION OF THE SENIOR DEBT SECURITIES

The description of the senior debt securities offered in the accompanying prospectus supplement modifies the following description. Please read both descriptions. The following is a summary of the

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material provisions of the senior indenture under which our senior debt securities will be issued. This summary does not purport to be complete and is qualified in its entirety by the more detailed provisions of the senior indenture and supplemental indentures, which are incorporated by reference in this prospectus.

General: We may issue from time to time, in one or more series, senior debt securities under a Trust Indenture dated as of December 1, 1998 between us and U.S. Bank National Association (successor to Firstar Bank Milwaukee, N.A., National Association), as supplemented and amended by any supplemental indentures, which we refer to collectively in this prospectus as the “senior indenture.” In this prospectus, we refer to U.S. Bank National Association and any successor trustee under the senior indenture as the “senior trustee.” The senior indenture is an exhibit to the registration statement.

Until the release date, the senior debt securities will be secured by one or more series of our first mortgage bonds issued and delivered to the senior trustee. See “Security; Release Date” below. These first mortgage bonds, which we refer to in this prospectus as the “collateral bonds,” will be issued under the First Mortgage and Deed of Trust dated January 1, 1941 from us to U.S. Bank National Association (successor to First Wisconsin Trust Company), as supplemented and amended by any supplemental indentures, which we refer to collectively as the “mortgage indenture” in this prospectus. In this prospectus, we refer to U.S. Bank National Association and any successor trustee under the mortgage indenture as the “mortgage trustee.” The mortgage indenture is an exhibit to the registration statement.

On the release date, the senior debt securities will cease to be secured by the collateral bonds and, at our option, either (i) will become our unsecured general obligations or (ii) will be secured by our first mortgage bonds issued under a mortgage indenture other than the current mortgage indenture, which we refer to in this prospectus as “substituted collateral bonds.” The senior indenture provides that, in addition to the senior debt securities that may be offered by this prospectus, other senior debt securities may be issued from time to time, in one or more series, under the senior indenture, without limitation as to aggregate principal amount, provided that, before the release date, the amount of senior debt securities that may be issued cannot exceed the aggregate principal amount of collateral bonds that we are able to issue under the mortgage indenture.

The senior indenture and the mortgage indenture, which we refer to collectively in this prospectus as the “indentures,” do not contain any debt covenants or provisions that would afford holders of the senior debt securities protection in the event of a highly leveraged transaction.

There is no requirement under the indentures that future issues of our debt securities be issued under the indentures. Subject to certain restrictions following the release date, which are described in “Restrictions” below, we will be free to employ other indentures or documentation, containing provisions different from those included in the indentures, in connection with future issues of our debt securities.

Please refer to the prospectus supplement relating to any senior debt securities being offered, which we refer to collectively in this prospectus as the “offered senior debt securities,” for specific terms respecting the offered senior debt securities, including among other terms the following:

i	the title of the offered senior debt securities;

i	any limit on the aggregate principal amount of the offered senior debt securities;

i	the date or dates on which the offered senior debt securities will mature;

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i	the rate or rates per year (which may be fixed or variable) at which the offered senior debt securities will bear interest or the method by which the rate or rates will be determined;

i	the date from which interest will accrue or the method by which that date will be determined;

i	the dates on which interest will be payable and the regular record dates for the interest payment dates;

i	the dates, if any, on which, and the price or prices at which, we will redeem any offered senior debt securities, pursuant to any mandatory redemption or sinking fund provisions, and other detailed terms and provisions of any mandatory redemption or sinking funds;

i	the date, if any, after which, and the price or prices at which, we may, or may be required to, redeem any offered senior debt securities, at our option or the option of the holder, pursuant to any optional redemption provisions, and other detailed terms and provisions of any optional redemption; and

i	any other terms of any offered senior debt securities (which terms shall not be inconsistent with the senior indenture).

The following activities relating to the senior debt securities will occur at the office of the senior trustee in St. Paul, Minnesota:

i	payment of principal and interest; and

i	exchange, transfer and registration of certificated senior debt securities.

At the option of the senior trustee, we may pay interest to the registered holder by check or by electronic funds transfer.

The offered senior debt securities will be represented either by global securities registered in the name of a depositary, or its nominee, or by certificates in certificated form issued to the registered holders of the offered senior debt securities as set forth in the applicable prospectus supplement. See “Book-Entry Securities.”

Definitions: For purposes of the descriptions of the senior debt securities, certain defined terms have the following meanings:

“Capitalization” means the total of all the following items appearing on, or included in, our consolidated balance sheet: (i) liabilities for indebtedness maturing more than 12 months from the date of determination; and (ii) common stock, preferred stock, Hybrid Preferred Securities (as defined in the senior indenture), premium on capital stock, capital surplus, capital in excess of par value, and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of our capital stock held in treasury. Subject to the foregoing, Capitalization shall be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged and that are approved by our regularly retained independent accountants, and may be determined as of a date not more than 60 days before the happening of the event for which the determination is being made.

“Debt” means any outstanding debt for money borrowed evidenced by notes, debentures, bonds or other securities or guarantees of any debt for money borrowed.

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“Net Tangible Assets” means the amount shown as total assets on our consolidated balance sheet, less the following: (i) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, and unamortized debt discount and expense and (ii) appropriate adjustments, if any, on account of minority interests. Net Tangible Assets shall be determined in accordance with generally accepted accounting principles and practices applicable to the type of business in which we are engaged and that are approved by our regularly retained independent accountants, and may be determined as of a date not more than 60 days before the happening of the event for which the determination is being made.

“Operating Property” means (i) any interest in real property that we own and (ii) any asset that we own that is depreciable in accordance with generally accepted accounting principles, excluding, in either case, any of our interests as lessee under any lease (except for a lease that results from a Sale and Lease-Back Transaction) which has been or would be capitalized on the books of the lessee in accordance with generally accepted accounting principles.

“Sale and Lease-Back Transaction” means any arrangement with any person providing for the leasing to us of any Operating Property (except for leases for a term, including any renewals of not more than 48 months), which Operating Property has been or is to be sold or transferred by us to that person; provided, however, Sale and Lease-Back Transaction shall not include any arrangement first entered into before the date of the senior indenture or any transaction in which we sell Operating Property to, and subsequently purchase energy or services from, an entity if the transaction was ordered or authorized by, or was entered into pursuant to any plan or program of industry restructuring ordered or authorized by, any regulatory authority with jurisdiction over us or our operations.

“Value” means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) our net proceeds from the sale or transfer of the property leased pursuant to the Sale and Lease-Back Transaction or (ii) the net book value of the property, as determined by us in accordance with generally accepted accounting principles at the time of entering into the Sale and Lease-Back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease that is part of the Sale and Lease-Back Transaction remaining at the time of determination and the denominator of which shall be equal to the number of full years of that term, without regard, in any case, to any renewal or extension options contained in the lease.

Security; Release Date. Until the release date, one or more series of the collateral bonds that we issue and deliver to the senior trustee will secure the senior debt securities. See “Description of the First Mortgage Bonds.” Upon the issuance of senior debt securities before the release date, we will simultaneously issue and deliver collateral bonds to the senior trustee, as security for those senior debt securities. The collateral bonds will have the same stated rate or rates of interest (or interest calculated in the same manner), interest payment dates, stated maturity date and redemption provisions, and will be in the same aggregate principal amount as the senior debt securities being issued. We have agreed to issue a related series of collateral bonds in the name of the senior trustee in its capacity as trustee under the senior indenture at the same time that we issue each series of senior debt securities. The senior trustee has agreed to hold each series of collateral bonds in that capacity under all circumstances and not transfer the collateral bonds until the earlier of the release date or the retirement of the related series of senior debt securities through redemption, repurchase or otherwise. Before the release date, we will make payments of the principal of, and premium or interest on, each series of collateral bonds to the senior trustee. The senior trustee will apply those payments to satisfaction of all obligations then due on the related series of senior debt securities.

The release date will be the date that all of the first mortgage bonds that are issued and outstanding under our mortgage indenture, other than the collateral bonds, have been retired (at,

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before or after their maturities) through payment, redemption or otherwise, provided that no default or event of default under the senior indenture has occurred and is continuing. On the release date, the senior trustee will deliver to us for cancellation all collateral bonds and not later than 30 days after the release date will provide notice of the occurrence of the release date to all holders of senior debt securities. As a result, on the release date, the collateral bonds will cease to secure the senior debt securities, and, at our option, the senior debt securities, either (i) will become our unsecured general obligations or (ii) will be secured by substituted collateral bonds. Each issue of collateral bonds will be secured by a lien on certain property that we own. In certain circumstances before the release date, we are permitted to reduce the aggregate principal amount of an issue of collateral bonds held by the senior trustee, but in no event to an amount lower than the aggregate outstanding principal amount of the senior debt securities initially issued contemporaneously with the collateral bonds. Following the release date, we will cause the mortgage indenture to be discharged, and we will not issue any additional bonds under the mortgage indenture.

Restrictions. The senior indenture provides that we may not consolidate with, merge with or into any other corporation (whether or not we are the surviving corporation), or sell, assign, transfer or lease all or substantially all of our properties and assets as an entirety or substantially as an entirety to any person or group of affiliated persons, in one transaction or a series of related transactions, unless: (1) either we will be the continuing person or the person (if other than us) formed by the consolidation or with which or into which we are merged or the person (or group of affiliated persons) to which we sell, assign, transfer or lease all or substantially all our properties and assets is a corporation (or constitute corporations) and that corporation (A) expressly assumes all our obligations under the senior debt securities and the senior indenture by an indenture supplemental to the senior indenture, executed and delivered to the senior trustee in form satisfactory to the senior trustee and (B) expressly assumes all of our obligations under any outstanding collateral bonds or substituted collateral bonds and under the mortgage indenture or substituted mortgage indenture, by an indenture supplemental to the mortgage indenture (if before the release date) or any substituted mortgage indenture (if on or after the release date), executed and delivered to the mortgage trustee or the trustee under the substituted mortgage indenture in form satisfactory to the mortgage trustee or the trustee under the substituted mortgage indenture; (2) immediately before and after giving effect to the transaction or series of transactions, no event of default, and no default, with respect to the senior debt securities shall have occurred and be continuing; and (3) we shall have delivered to the senior trustee an officer’s certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and the supplemental indentures comply with the senior indenture, the mortgage indenture or the substituted mortgage indenture, as the case may be.

There is inherent uncertainty in the phrase “all or substantially all.” This uncertainty may make it difficult for holders of the senior debt securities to (1) determine whether our covenant relating to consolidation, merger and sale of our properties and assets to another person has been breached, (2) declare an event of default and (3) exercise their acceleration rights. Further, interpretation of this phrase as it relates to any transfer of our properties and assets will be governed by applicable law and will be dependent upon the particular facts and circumstances. In the event the holders of the senior debt securities attempt to exercise their rights under the senior indenture following the occurrence of a particular transfer or series of transfers that they believe constitutes a transfer of “all or substantially all” of our properties and assets and we contest such exercise, we cannot provide any assurance as to how a court would interpret the phrase “all or substantially all.”

Limitation on Liens. The senior indenture provides that, so long as any senior debt securities are outstanding, we may not issue, assume, guarantee or permit to exist after the release date any Debt that is secured by any mortgage, security interest, pledge or lien, which we refer to collectively in this prospectus as “liens,” of or upon any of our Operating Property, whether owned at the date of the senior

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indenture or acquired after that date, without in any such case effectively securing the senior debt securities (together with, if we shall so determine, any of our other indebtedness ranking equally with the senior debt securities) equally and ratably with such Debt (but only so long as such Debt is so secured).

That restriction will not apply to:

i	liens on any Operating Property existing at the time of its acquisition (which liens may also extend to subsequent repairs, alterations and improvements to the Operating Property);

i	liens on Operating Property of a corporation existing at the time the corporation is merged into, or consolidated with, or the corporation disposes of its properties (or those of a division) as or substantially as an entirety to, us;

i	liens on Operating Property to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of the Operating Property or to secure indebtedness incurred to provide funds for any of those purposes or for reimbursement of funds previously expended for any of those purposes, provided those liens are created or assumed contemporaneously with, or within 18 months after, the acquisition or the completion of construction, development or substantial repair, alteration or improvement of the Operating Property;

i	liens in favor of any state or any department, agency or instrumentality or political subdivision of any state, or for the benefit of holders of securities issued by any of those entities (or providers of credit enhancement with respect to those securities), to secure any Debt (including, without limitation, any of our obligations with respect to industrial development, pollution control or similar revenue bonds) incurred for the purpose of financing all or any part of the purchase price or the cost of constructing, developing or substantially repairing, altering or improving our Operating Property;

i	any liens created by any substituted mortgage indenture securing substituted collateral bonds; or

i	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any liens referred to in the foregoing exceptions, provided, however, that the principal amount of Debt secured by the liens and not otherwise authorized by the foregoing exceptions, shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement.

In addition, the restriction on liens described in this section will not apply to our issuance, assumption or guarantee of Debt secured by any liens that would otherwise be subject to that restriction up to an aggregate amount which, together with all of our other secured Debt (not including secured Debt permitted under any of the exceptions described above) and the Value of Sale and Lease-Back Transactions existing at that time (other than Sale and Lease-Back Transactions the proceeds of which have been applied to the retirement of certain indebtedness, Sale and Lease-Back Transactions in which the property involved would have been permitted to be subjected to any liens under any of the foregoing exceptions and Sale and Lease-Back Transactions that are permitted by the first sentence of “Limitations on Sale and Lease-Back Transactions” below), does not exceed the greater of 10% of the Net Tangible Assets or 10% of Capitalization.

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Limitations on Sale and Lease-Back Transactions. The senior indenture provides that so long as the senior debt securities are outstanding, we may not enter into or permit to exist after the release date any Sale and Lease-Back Transaction with respect to any Operating Property (except for transactions involving leases for a term, including renewals, of not more than 48 months), if the purchaser’s commitment is obtained more than 18 months after the later of the completion of the acquisition, construction or development of the Operating Property or the placing in operation of the Operating Property or of the Operating Property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if (a) we would be entitled under any of the exceptions described in the second paragraph under “Limitation on Liens” above to issue, assume, guarantee or permit to exist Debt secured by any liens on the Operating Property without equally and ratably securing the senior debt securities, (b) after giving effect to the Sale and Lease-Back Transaction, we could incur pursuant to the provisions described in the third paragraph under “Limitation on Liens,” at least $1.00 of additional Debt secured by liens (other than liens permitted by clause (a)) or (c) we apply within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value), and, otherwise, an amount equal to the fair value (as determined by our Board of Directors) of the Operating Property so leased to the retirement of our senior debt securities or other Debt ranking senior to or equally with, the senior debt securities, subject to reduction for senior debt securities and such Debt retired during such 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at stated maturity.

Events of Default and Notice of Default. The following events of default under the senior indenture apply to the senior debt securities of any series:

i	failure to pay interest on any senior debt security when due and

(1)	if such failure occurs before the release date, continued for 90 days, or

(2)	if such failure occurs on or after the release date, continued for 30 days;

i	failure to pay the principal of (or premium, if any, on) any senior debt security when due and payable at maturity, upon redemption or otherwise;

i	failure to observe or perform any other covenant, warranty or agreement contained in the senior debt securities of that series or in the senior indenture (other than a covenant, agreement or warranty included in the senior indenture solely for the benefit of senior debt securities other than that series) and

(1)	if such failure occurs before the release date, continued for 90 days, or

(2)	if such failure occurs on or after the release date, continued for 60 days,

in each case following receipt of notice of the default from the senior trustee or holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series;

i	before the release date, the occurrence and continuance of a completed default under the mortgage indenture, provided, however, the waiver or cure of the completed default under the mortgage indenture and the rescission and annulment of the consequences of that completed default under the mortgage indenture will constitute a waiver of the corresponding event of default under the senior indenture;

i	if any substituted collateral bonds are outstanding, the occurrence and continuance of an event of default or completed default under the substituted mortgage indenture, provided, however, the waiver or cure of the event of default

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or completed default under the substituted mortgage indenture and the rescission and annulment of the consequences of that default or event of completed default under the substituted mortgage indenture will constitute a waiver of the corresponding event of default under the senior indenture;

i	certain events of bankruptcy, insolvency or reorganization relating to us; and

i	any other event of default with respect to the senior debt securities of a series specified in the prospectus supplement relating to that series or in the supplemental indenture under which that series of senior debt securities is issued.

The senior trustee shall, within 30 days after the occurrence of any default or event of default with respect to senior debt securities of any series, give the holders of senior debt securities of that series notice of all uncured defaults or events of default known to it (the term default includes any event which after notice or passage of time or both would be an event of default); provided, however, that, except in the case of an event of default or a default in payment on any senior debt securities of any series, the senior trustee shall be protected in withholding the notice if and so long as the board of directors, the executive committee of the board of directors or responsible officers of the senior trustee in good faith determine that the withholding of the notice is in the interest of the holders of senior debt securities of that series.

If an event of default with respect to senior debt securities of any series (other than due to events of bankruptcy, insolvency or reorganization) occurs and is continuing, the senior trustee or the holders of at least 25% in aggregate principal amount of the outstanding senior debt securities of that series, by notice in writing to us (and to the senior trustee if given by the holders of at least 25% in aggregate principal amount of the senior debt securities of that series) may declare the unpaid principal of and accrued interest to the date of acceleration on all the outstanding senior debt securities of that series to be due and payable immediately and, upon any such declaration, the senior debt securities of that series shall become immediately due and payable.

If an event of default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the outstanding senior debt securities of any series will become immediately due and payable without any declaration or other act on the part of the senior trustee or any holder of any senior debt security of that series. Upon any acceleration of the senior debt securities before the release date, the senior trustee has the power to cause the mandatory redemption of the collateral bonds or substituted collateral bonds, as the case may be.

The holders of not less than a majority of the principal amount of the outstanding senior debt securities of any series may rescind a declaration of acceleration and its consequences with respect to the senior debt securities of that series (including if given, the written demand for redemption of collateral bonds or substituted collateral bonds) if (1) all existing events of default, other than the nonpayment of principal of and interest on the senior debt securities of that series that have become due solely by such declaration of acceleration, have been cured or waived; (2) to the extent lawful, interest on overdue interest and on overdue principal that has become due otherwise than by reason of such acceleration has been paid; (3) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (4) all amounts due to the senior trustee under the senior indenture have been paid. The senior indenture requires us to file periodic statements with the senior trustee regarding our compliance with certain of the covenants of the senior indenture and to specify any event of default or defaults with respect to senior debt securities, in performing such covenants, of which the signers of the statements may have knowledge.

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Modification of the Senior Indenture; Waiver. We and the senior trustee without the consent of any holders may modify the senior indenture with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the senior indenture and (ii) to make any change that does not materially adversely affect the interests of any holder of senior debt securities of any series. In addition, we and the senior trustee may modify certain of our rights and obligations and the rights of holders of the senior debt securities with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding senior debt securities of each series affected by the modifications. None of the following modifications, however, will be effective against any holder of any outstanding senior debt securities of any series affected by the modifications without that holder’s consent:

i	extension of the maturity or reduction of the principal amount of any senior debt securities of the affected series, reduction in the interest rate or extension of the time for payment of interest;

i	change in the redemption provisions in a manner adverse to any holder of senior debt securities of the affected series;

i	modification that would

i	adversely impair the interest of the senior trustee in the collateral bonds held by it, or
i	before the release date, reduce the principal amount of any issue of collateral bonds securing the senior debt securities of the affected series to an amount less than the principal amount of the related issue of senior debt securities, or
i	alter the payment provisions of the collateral bonds in a manner adverse to the holders of the affected series of senior debt securities;

i	other modification in the terms of payment of the principal of, or interest on, the senior debt securities of the affected series; or

i	reduction of the percentage required for waivers of defaults or events of default under the senior indenture or for modification of the senior indenture.

The holders of not less than a majority in aggregate principal amount of the outstanding senior debt securities of any series may, on behalf of the holders of all senior debt securities of that series, waive any event of default or default under the senior indenture with respect to that series, except an event of default in the payment of the principal of, or premium, if any, or any interest on, any senior debt security of that series or in respect of a provision which under the senior indenture cannot be modified or amended without the consent of the holder of each outstanding senior debt security of the affected series.

Defeasance. We may terminate our substantive obligations under the senior debt securities of any series (except for our obligations to pay the principal of (and premium, if any, on) and the interest on the senior debt securities of that series) by (i) depositing with the senior trustee, under the terms of an irrevocable trust agreement, money or U.S. government obligations sufficient to pay all remaining indebtedness on the senior debt securities of that series, (ii) delivering to the senior trustee either an opinion of counsel or a ruling directed to the senior trustee from the Internal Revenue Service to the effect that the holders of the senior debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and termination of obligations, and (iii) complying with certain other requirements set forth in the senior indenture.

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Voting of Collateral Bonds Held by Senior Trustee. The senior trustee, as holder of collateral bonds, will attend any meeting of holders of first mortgage bonds under the mortgage indenture, as to which it receives due notice, or, at its option, will deliver its proxy in connection with the meeting. Either at the meeting, or otherwise where the consent of holders of first mortgage bonds is sought without a meeting, the senior trustee will vote or consent with respect to all of the collateral bonds held by it, as directed by the holders of a majority in aggregate principal amount of the outstanding senior debt securities; provided, however, that the senior trustee shall not vote the collateral bonds of any particular series in favor of, or consent to, any action which in the senior trustee’s opinion would materially adversely affect that series of collateral bonds in a manner not shared generally by all other collateral bonds, except upon notification by the senior trustee to the holders of the related series of senior debt securities of the proposal and the receipt of the consent to the proposal of the holders of not less than a majority in principal amount of the outstanding senior debt securities of that series.

Concerning the Senior Trustee. U.S. Bank National Association, or “U.S. Bank,” is the senior trustee under the senior indenture. U.S. Bank is also the mortgage trustee under the mortgage indenture and a depositary of our funds. See “Description of the First Mortgage Bonds — Concerning the Mortgage Trustee.” U.S. Bank and its affiliates also provide other banking or investment banking and other financial services to us and our affiliates. The Trust Indenture Act of 1939, as amended, contains limitations on the rights of U.S. Bank, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim, as security or otherwise. Under the Trust Indenture Act, U.S. Bank is permitted to engage in other transactions with us and our affiliates from time to time, provided that if U.S. Bank acquires any conflicting interests it must eliminate such conflicts upon the occurrence of an event of default under the senior indenture, or else resign.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

The description of the first mortgage bonds offered in the accompanying prospectus supplement modifies the following description. Please read both descriptions. The following is a summary of the material provisions of the first mortgage bonds, including the collateral bonds, and the mortgage indenture. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed provisions of the mortgage indenture and supplemental indentures, which are incorporated by reference in this prospectus.

General—Collateral Bonds. Before the release date, we will issue to the senior trustee a series of first mortgage bonds, issued as collateral bonds, to secure each series of senior debt securities. Each issue of collateral bonds to the senior trustee will be in a principal amount equal to the principal amount of the senior debt securities issued contemporaneously with the collateral bonds. Before the release date, we will make payments of the principal of, and premium or interest on, each series of collateral bonds to the senior trustee. The senior trustee will apply those payments to the satisfaction of all obligations then due on the related series of senior debt securities.

General—First Mortgage Bonds. We may issue from time to time, in one or more series, first mortgage bonds under the mortgage indenture.

Please refer to the prospectus supplement relating to any first mortgage bonds being offered, which we refer to collectively in this prospectus as the “offered first mortgage bonds,” for specific terms respecting the offered first mortgage bonds, including among other terms the following:

i	the title of the offered first mortgage bonds;

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i	any limit on the aggregate principal amount of the offered first mortgage bonds;

i	the date or dates on which the offered first mortgage bonds will mature;

i	the rate or rates per year (which may be fixed or variable) at which the offered first mortgage bonds will bear interest or the method by which the rate or rates will be determined;

i	the date from which interest will accrue or the method by which that date will be determined;

i	the dates on which interest will be payable and the regular record dates for the interest payment dates;

i	the dates, if any, on which, and the price or prices at which, we will redeem any offered first mortgage bonds, pursuant to any mandatory redemption or sinking fund provisions, and other detailed terms and provisions of any mandatory redemption or sinking funds;

i	the date, if any, after which, and the price or prices at which, we may, or may be required to, redeem any offered first mortgage bonds, at our option or the option of the holder, pursuant to any optional redemption provisions, and other detailed terms and provisions of any optional redemption; and

i	any other terms of any offered first mortgage bonds (which terms shall not be inconsistent with the mortgage indenture).

The following activities relating to the first mortgage bonds will occur at the office of the mortgage trustee in St. Paul, Minnesota:

i	payment of principal and interest; and

i	exchange, transfer and registration of certificated first mortgage bonds.

At the option of the mortgage trustee, we may pay interest to the registered holder by check or by electronic funds transfer.

The offered first mortgage bonds will be represented either by global securities registered in the name of a depositary, or its nominee, or by certificates in certificated form issued to the registered holders of the offered first mortgage bonds as set forth in the applicable prospectus supplement. See “Book-Entry Securities.”

Liens and Titles. The first mortgage bonds and the collateral bonds will be secured by the mortgage indenture equally and ratably with all other bonds issued under the mortgage indenture (except as to any sinking fund or similar fund established for the benefit of bonds of a particular series). At the time of issuance of each series of the first mortgage bonds and/or the collateral bonds, our counsel will deliver its opinion that the mortgage indenture constitutes, except as stated in this paragraph, a valid and direct first lien upon substantially all of the real and fixed property and governmental licenses and permits that we own (including our interests as tenant-in-common), subject only to permissible encumbrances and to the other limitations and exceptions respecting title to real and fixed properties that are stated in their opinion on title described below. Excepted from the lien are investments in other companies, items of the general character such as would be included on our balance sheet as current assets (unless deposited or required to be deposited with the mortgage trustee), motor vehicles, and timber and minor parcels of real estate. The term “permissible encumbrances” includes liens upon transmission or distribution line rights-of-way, and certain tax and other liens, easements or leases, and other adverse interests of a nature or of a

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proportion that would not under ordinary circumstances materially impair the lien of the mortgage indenture or the use of the property.

The mortgage indenture by its terms also covers in general all of our after-acquired property, other than property of the nature excepted from the lien of the mortgage indenture as stated above. The lien on an after-acquired system may be subject to a prior lien and, in case of merger, to possible limitation to our system at that time.

At the time of issuance of each series of the first mortgage bonds or the collateral bonds, our counsel will deliver its opinion that we have good and marketable title to the real and fixed properties described in the mortgage indenture (other than properties disposed of and released under the mortgage indenture and lands described as held only under flowage rights) free and clear of all liens, charges and encumbrances prior to or on a parity with the lien of the mortgage indenture, except for and subject only to “permissible encumbrances” and to those exceptions, defects and qualifications which in our counsel’s opinion do not materially affect the security for the first mortgage bonds or the collateral bonds or title to or our right to use the properties in the conduct of our business. The opinion of counsel does not cover the validity of or title to easements or rights-of-way for transmission and distribution lines.

Restrictions. The mortgage indenture does not prevent us from merging or consolidating with another entity, selling or leasing our mortgaged and pledged property as an entirety or substantially as an entirety, or engaging in a recapitalization or other comparable transaction as long as (1) the lien of the mortgage indenture and the rights and powers of the mortgage trustee and the bondholders under the mortgage indenture are not impaired; (2) the principal amount of prior lien bonds secured by a prior lien or liens on property of the successor corporation (exclusive of the property that we owned immediately before the merger, consolidation or sale) and outstanding immediately after the consolidation, merger or sale shall not exceed 60% of the cost or fair value, whichever is less, of the property of the character of permanent additions owned by the successor corporation, immediately before such transaction; (3) the earnings applicable to bond interest of the successor corporation determined as provided in the mortgage indenture, excluding our net earnings, for a period of 12 consecutive calendar months within the 15 consecutive calendar months immediately preceding the first day of the calendar month in which the consolidation, merger or sale is made shall have been in the aggregate at least equal to twice the interest requirements for a period of one year upon all prior lien bonds secured by a prior lien or prior liens on the property of the successor corporation and outstanding immediately after the transaction; and (4) the successor corporation assumes our obligations under the mortgage indenture. If these conditions are satisfied with respect to any such transaction, we may enter into the transaction. Although the mortgage indenture limits the principal amount of additional bonds which we may issue, it does not restrict the amount of unsecured debt that we may incur. Except as described above, the mortgage indenture does not provide any protection to the bondholder against a highly leveraged transaction however structured.

There is inherent uncertainty in the phrase “substantially as an entirety.” This uncertainty may make it difficult for holders of the first mortgage bonds to (1) determine whether our covenant relating to consolidation, merger and sale of our properties and assets to another person has been breached, (2) declare an event of default and (3) exercise their acceleration rights. Further, interpretation of this phrase as it relates to any transfer of our properties and assets will be governed by applicable law and will be dependent upon the particular facts and circumstances. In the event the holders of the first mortgage bonds attempt to exercise their rights under the mortgage indenture following the occurrence of a particular transfer or series of transfers that they believe constitutes a transfer of our mortgaged and pledged property as an entirety or substantially as an entirety and we contest such exercise, we cannot provide any assurance as to how a court would interpret the phrase “substantially as an entirety.”

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Outstanding and Additional Bonds: Under the mortgage indenture, there were outstanding as of December 31, 2013, $1,175,100,000 principal amount of bonds of various prior series. Additional bonds without limit as to aggregate amount may be issued in a principal amount up to (a) 60% of the lesser of cost or fair value of net permanent additions (electric, gas or steam property acquired after January 1, 1941, less retirements after that date taken at undepreciated cost, subject to certain adjustments) except permanent additions otherwise utilized under the mortgage indenture or restricted under the terms of certain supplemental indentures; (b) the amount of bonds retired or cancelled, except from certain funds; and (c) the amount of cash deposited with the mortgage trustee for the purpose, which cash may thereafter be withdrawn in lieu of the issuance of an equal amount of bonds under clauses (a) or (b) but without any earnings’ test requirement. Bonds may be issued under clauses (a) and (c), and under certain circumstances under clause (b), only if earnings applicable to bond interest for a period of 12 months within the preceding 15 months have been at least twice the annual interest requirements upon all bonds then applied for and outstanding.

Earnings applicable to bond interest, as defined in the mortgage indenture, for the year ended December 31, 2013, were $262.7 million, resulting in a ratio of 4.58 times the full annual interest requirements upon all bonds then outstanding, and a ratio of 3.37 after the issuance of $500,000,000 principal amount of first mortgage bonds or collateral bonds at an estimated weighted average interest rate of 4.125% per annum. A difference of 1/8% in the assumed weighted average interest rate on the first mortgage bonds or collateral bonds would change the ratio by approximately 0.027.

The aggregate amount of unbonded bondable property was approximately $ 717 million as of December 31, 2013, a portion or all of which will be applied as the basis for the issuance of the first mortgage bonds and/or the collateral bonds. The retirement of bonds of prior series may also be the basis for the issuance of additional first mortgage bonds and/or collateral bonds.

Release Provisions: The mortgage trustee may release property which we have sold from the lien of the mortgage indenture upon our deposit of the fair value of the property with the mortgage trustee. Purchase money obligations so deposited may not exceed 60% of fair value of the released property. We may withdraw release funds on the basis of the lesser of cost or fair value of net permanent additions applied for the purpose, or the principal amount of bonds that we have surrendered, or we may apply release funds to bond retirement. Bonds may be redeemed from release funds only when they are subject to redemption and upon payment of the applicable regular redemption premium. The mortgage trustee may release property certified as no longer necessary in our business and of less than $500,000 value (but not to exceed in the aggregate per year an amount equal to 1% of the outstanding bonds) upon our covenant to deposit the proceeds of sale, if any, and we may withdraw such proceeds upon our covenant to expend the same for permanent additions.

Modification of Mortgage Indenture: With our consent and the consent of the holders of 70% in principal amount of bonds then outstanding, we and the mortgage trustee may modify the mortgage indenture and the bonds (including the first mortgage bonds and the collateral bonds) except as to (a) the due dates, amounts and other terms (other than sinking fund provisions) of payment of principal or interest, or (b) the creation of any lien ranking prior to or on a parity with the lien of the mortgage indenture, or (c) deprivation of any nonassenting bondholder of a lien on the mortgaged property for the security of such bondholder’s bonds, or (d) reduction of the percentage in the amount of bonds required to consent to a modification of the mortgage indenture. We and the mortgage trustee may also modify the mortgage indenture, without any action on the part of the bondholders, provided that any modification that would adversely affect the rights of the holders of any bonds then outstanding may not become effective until all bonds outstanding at the time of the adoption of the modification have been redeemed or retired.

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Concerning the Mortgage Trustee: The mortgage trustee under the mortgage indenture is U.S. Bank National Association, which is also the senior trustee under the senior indenture and a depositary of our funds. U.S. Bank and its affiliates also provide other banking or investment banking and other financial services to us and our affiliates. The Trust Indenture Act of 1939 contains limitations on the rights of U.S. Bank, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim, as security or otherwise. Under the Trust Indenture Act, U.S. Bank is permitted to engage in other transactions with us and our affiliates from time to time, provided that if U.S. Bank acquires any conflicting interests it must eliminate such conflicts upon the occurrence of an event of default under the mortgage indenture, or else resign.

Defaults and Notice Thereof: The following events are defined as “completed defaults” under the mortgage indenture: (a) default in the payment of the principal of any bond; (b) default continued for 90 days in the payment of any interest upon any bond; (c) default in our covenants with respect to bankruptcy, insolvency, assignment or receivership; or (d) default continued for 90 days after notice to us from the mortgage trustee in the performance of any other covenant, agreement or condition contained in the mortgage indenture. The mortgage trustee may withhold notice to bondholders of defaults (other than in payment of principal, interest or a sinking fund installment) if its responsible officers believe that the withholding of such notice is in the interest of the bondholders.

The holders of a majority in principal amount of the bonds outstanding may direct the mortgage trustee in the exercise of its powers and in the case of a completed default may require the mortgage trustee to declare the maturity of the bonds accelerated, and upon certain conditions may rescind and annul such declaration. The mortgage trustee may decline to follow any direction as to the exercise of its powers if the mortgage trustee (i) is advised by counsel that the directed action may not lawfully be taken or (ii) determines in good faith that compliance with the directions would involve the mortgage trustee in personal liability or that it will not be sufficiently indemnified for any expenditures arising from compliance with the directions.

Evidence of Compliance with Indenture Provisions: The mortgage indenture does not require us to furnish periodic evidence to the mortgage trustee as to absence of defaults or as to general compliance with the terms of the mortgage indenture; however, each time we request the mortgage trustee to take any action, such as the issuance of additional bonds or the release of cash or property under the mortgage indenture, we are required to deliver to the mortgage trustee certain certificates signed and verified by officers, engineers, accountants or other experts, who in certain cases are required to be independent persons. Under pertinent circumstances these certificates certify as to absence of default, the fair value of property in respect of which the action is requested and our net earnings, and in all cases certificates or opinions are required as to our compliance with conditions precedent to such action.

BOOK-ENTRY SECURITIES

We may initially issue the offered senior debt securities and/or the offered first mortgage bonds of any series in the form of one or more global securities under a book-entry only system operated by a securities depository. Unless otherwise specified in the applicable prospectus supplement, The Depository Trust Company, or “DTC,” New York, New York, will act as securities depository for each series of offered senior debt securities and/or offered first mortgage bonds. We will issue the offered senior debt securities or the offered first mortgage bonds, as applicable, as fully-registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as an authorized representative of DTC may request. We will issue one fully-registered debt security certificate for each issue of the offered senior debt securities or offered first mortgage bonds, each in the aggregate principal amount of such issue, and deposit the certificate with DTC.

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DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC also facilitates the post-trade settlement among DTC participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or “DTCC.” DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security, the beneficial owner, is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners should, however, receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which they entered into the transaction. Transfers of ownership interests in the debt securities are accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as an authorized representative of DTC may request. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts such debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to debt securities unless authorized by the direct participants. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s

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consenting or voting rights to those direct participants to whose accounts debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Redemption proceeds, principal payments and interest, premium or other payments on the debt securities will be made to Cede & Co., as DTC’s nominee, or to such other nominee as an authorized representative of DTC may request. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or our paying agent, if any, in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the senior trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal payments and interest, premium or other payments to Cede & Co. (or such other nominee as an authorized representative of DTC may request) is the responsibility of us or our paying agent, if any, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

DTC may discontinue providing its services as depository with respect to the offered senior debt securities and/or offered first mortgage bonds at any time by giving reasonable notice to us or the senior trustee or the mortgage trustee, as applicable. Under such circumstances, in the event that a successor depository is not obtained, certificates for the applicable debt securities are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates for the applicable debt securities will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the trustees nor any underwriter takes any responsibility for the accuracy of the information.

Neither we nor the trustees under the indentures will have any responsibility or obligation to any DTC direct or indirect participant or any beneficial owner of a book-entry interest or any other person not shown on the registration books of the trustees as being a holder of the debt securities with respect to: (1) any offered senior debt securities and/or offered first mortgage bonds; (2) the accuracy of any records maintained by DTC or any DTC direct or indirect participant; (3) the payment by DTC or any DTC direct or indirect participant of any amount due to any beneficial owner of a book-entry interest in respect of the principal or redemption price of or interest on the applicable debt securities; (4) the delivery by DTC or any DTC direct or indirect participant of any notice to any beneficial owner of a book-entry interest which is required or permitted under the terms of the indentures to be given to holders of the offered senior debt securities and/or offered first mortgage bonds, as applicable; (5) the selection of the owners of a book-entry interest to receive payment in the event of any partial redemption of any offered senior debt securities and/or offered first mortgage bonds, as applicable; or (6) any consent given or other action taken by DTC or its nominee as holder of the offered senior debt securities and/or offered first mortgage bonds, as applicable.

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PLAN OF DISTRIBUTION

We may sell the senior debt securities and/or the first mortgage bonds:

•	through underwriters,

•	through agents, or

•	directly to a limited number of institutional purchasers or to a single purchaser.

As required by applicable law, these underwriters or agents will be registered broker-dealers or associated persons of registered broker-dealers acting in that capacity. We will describe the plan of distribution for any particular offering of senior debt securities and/or first mortgage bonds in the corresponding prospectus supplement, in accordance with applicable law.

The prospectus supplement will set forth the terms of the offering of the senior debt securities or the first mortgage bonds, as applicable, including the following:

•	the name or names of any underwriters or agents;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities of the series may be listed.

The distribution of the senior debt securities and/or the first mortgage bonds may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Through Underwriters. If we use underwriters in the sale, the underwriters will acquire the senior debt securities and/or the first mortgage bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions. We will enter into an underwriting agreement with the underwriter or underwriters once we have reached an agreement for the sale of the senior debt securities and/or the first mortgage bonds, as applicable. The underwriters may offer the senior debt securities or the first mortgage bonds, as applicable, to the public directly or through underwriting syndicates represented by managing underwriters. Unless otherwise provided in the underwriting agreement, the obligations of the underwriters to purchase securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the securities of a series if any are purchased.

In connection with the sale of the senior debt securities and/or the first mortgage bonds, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the senior debt

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securities or the first mortgage bonds, as applicable, to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions that they receive from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933.

Through Agents. We may sell the senior debt securities and/or the first mortgage bonds directly or through agents we may designate from time to time. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Directly to Purchasers. We may sell the senior debt securities and/or the first mortgage bonds directly to one or more purchasers. Under those circumstances, no underwriters, dealers or agents would be involved. We will describe the terms of any direct sales in the prospectus supplement.

We may enter into agreements with underwriters and agents to indemnify them against civil liabilities arising out of this prospectus and the prospectus supplement, including liabilities under the Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make relating to those liabilities.

Underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Representatives of underwriters that we use may engage in overallotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the offered securities in the open market for the purpose of pegging, fixing or maintaining the price of the offered securities. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the managing underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. If the representatives engage in stabilizing transactions, syndicate covering transactions or penalty bids, they may discontinue them at any time.

Each series of senior debt securities and first mortgage bonds will be a new issue of securities with no established trading market. We do not propose to list the senior debt securities or the first mortgage bonds on a securities exchange. An underwriter may make a market in the senior debt securities and/or the first mortgage bonds, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any senior debt securities and/or first mortgage bonds.

LEGAL MATTERS

Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, our counsel, will render opinions as to the validity of the senior debt securities and/or the first mortgage bonds. Counsel for the underwriters or agents will pass upon certain legal matters in connection with the offering or offerings of the senior debt securities and/or the first mortgage bonds for the underwriters or agents.

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EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus by reference from Wisconsin Public Service Corporation’s Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and the related financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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Wisconsin Public Service Corporation

Senior Notes,       % Series Due                , 20

Prospectus Supplement

December       , 2015

Joint Book-Running Managers

MUFG	Wells Fargo Securities
Mizuho Securities	Scotiabank

Co-Managers

Ramirez & Co., Inc.	Drexel Hamilton